SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EBITDA MARGIN REACHES 41% AND GROSS PROFIT STANDS AT R$1.4 BILLION IN 1Q10

São Paulo, Brazil, May 6, 2010

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2010 (1Q10), in accordance with Brazilian accounting principles, and denominated in Brazilian Reais (R$). All comments presented herein refer to the Company’s consolidated results and comparisons refer to the fourth quarter of 2009 (4Q09), unless otherwise stated. The Real/US Dollar exchange rate on March 31, 2010 was R$1.781.

Executive Summary
  Steel product sales volume totaled 1.3 million tonnes in 1Q10, 96% up on 1Q09, led by the domestic market;
  Net revenue came to R$3.2 billion in 1Q10, 30% up on 1Q09, thanks to the strong recovery of steel product sales;
  Gross profit in 1Q10 stood at R$1.4 billion, 85% more than in 1Q09;
  1Q10 EBITDA totaled R$1.3 billion, 91% up on 1Q09;
  EBITDA in the last 12 months amounted to R$4.2 billion, leading to a reduction in net debt/EBITDA ratio to 1.56x when compared to the 1.74x ratio recorded at the close of 2009;
  The 1Q10 EBITDA margin reached 41%, 13 p.p. up on 1Q09, confirming CSN’s operating margin recovery;
  Net income in 1Q10 totaled R$482 million, 31% up on 1Q09;
  CSN is a highly capitalized company, with a cash position of R$9.1 billion;
  In 1Q10, CSN’s shares appreciated by 27% on the São Paulo Stock Exchange, the second highest appreciation among the shares composing the Bovespa Index (IBOVESPA), which appreciated by 3% in the period. On the NYSE, CSN’s ADR prices posted an expressive increase of 25%, compared to a 4% appreciation of the Dow Jones index.

Investor Relations Team

On March 31, 2010	- IR Executive Officer: Paulo Penido Pinto Marques
• BM&FBovespa: CSNA3 R$ 35.67 /share	- Manager: David Moise Salama - (+55 11) 3049-7588
• NYSE: SID US$ 19.97 /ADR (1 ADR = 1 share)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
• Total no. of shares = 1,510,359,220	- Specialist: Fábio Romanin – (+55 11) 3049-7598
• Market cap: R$ 52.0 billion / US$ 29.1 billion	- Senior Analyst: Priscila Kurata - (+55 11) 3049-7526
invrel@csn.com.br

Consolidated Highlights	1Q09	4Q09	1Q10	1Q10 X 1Q09 (Chg%)	1Q10 X 4Q09 (Chg%)
Crude Steel Production (thousand t)	1,087	1,238	1,178	8%	-5%
Steel Sales Volume (thousand t)	643	1,200	1,262	96%	5%
Domestic Market	560	1,004	1,095	96%	9%
Export Market	83	196	167	101%	-15%
Net Revenue per unit (R$/t)	2,372	1,927	1,966	-17%	2%
Financial Data (RS MM)
Net Revenue	2,444	3,057	3,185	30%	4%
Gross Profit	754	1,311	1,397	85%	7%
EBITDA	683	1,204	1,304	91%	8%
EBITDA Margin	28%	39%	41%	13 p.p.	2 p.p.
Net Income (R$ MM)	369	745	482	31%	-35%
Net Debt (R$ MM)	2,814	6,276	6,609	135%	5%

Economic and Steel Scenario

Brazil

The developing countries recovered their economic dynamism to a greater extent than the developed nations, led by the BRIC group (Brazil, Russia, India and China), which should head the growth rankings in 2010.

Brazil has been experiencing strong growth since mid-2009 and the market expects GDP to move up by 6% in 2010, similar to the figure in 2007, the best year since the introduction of the Real in 1994.

The government’s anticyclical measures led to a healthier job market and stimulated consumer financing. One of the indicators that reflected this improvement is the ICC (consumer confidence index), published by the FGV, which reached 115.3 points in April, underlining the population’s increased propensity for consumption.

However, buoyant demand fueled inflationary pressure. The last meeting of the Central Bank’s Monetary Policy Committee raised the Selic base rate by 0.75% to 9.50% p.a. in order to rein in inflationary expectations, which are already 1% above the target established by the Central Bank. The Selic is expected to close 2010 at 11.75%, its highest level since March 2009.

According to the United Nations Organization, Brazil is the world’s 10th largest industrial power, responsible for around 2% of global output. In a scenario characterized by the transformation of industrial production, the country is currently one of the leaders, recording year-on-year growth of 17.2% in the first two months of 2010, led by the upturn in auto, truck, machinery and equipment and basic metallurgy output.

Macroeconomic Projections

	2010	2011
IPCA (%)	5.42	4.80
Commercial dollar (final) – R$	1.80	1.85
SELIC (final - %)	11.75	11.25
GDP (%)	6.06	4.50
Industrial Production (%)	9.54	5.00

Source: FOCUS BACEN	Base: April 30, 2010

Sectors

Steel: Brazil’s improved economic fundamentals have led to a massive increase in potential steel product consumers. In the last five years, an estimated 20 million people have entered the middle class, equivalent to 10% of the Brazilian population. With a total of 92 million people, this class represents 46% of national earnings. The market entry of these new consumers will tend to increase per capita steel consumption, which is currently approximately 100 kg p.a. Other factors fueling consumption include the infrastructure investments envisaged in the PAC (Growth Acceleration Program) and the projects associated with the World Cup in 2014 and the Olympics in 2016, all of which should absorb upwards of R$1.5 trillion, R$958 billion of which through 2014 and R$632 billion thereafter.

The Brazilian Steel Institute (IABr) recently estimated 2010 steel output of 33.2 million tonnes, 25% up on 2009. In 1Q10, crude steel production totaled 8 million tonnes, 59% up year-on-year and close to the 1Q08 figure, while rolled flat output came to 3.8 million tonnes, 100% more than in 1Q09.

First-quarter sales of rolled flat steel amounted to 2.8 million tonnes, 71% up on the same period last year and 2.5% more than in 4Q09.

Also in 1Q10, apparent steel consumption totaled 6.3 million tonnes, a 73% improvement over 1Q09.

Segments

Automotive: There is still enormous room for vehicle market growth in Brazil. According to FENABRAVE (the vehicle distributors’ association), the national operational fleet comprises around 34 million vehicles, or one per 5.6 inhabitants, versus one per 1.2 inhabitants in the U.S. Easier access to credit, reduced unemployment and increased earnings should all help fuel auto sales.

Many consumers have anticipated their vehicle purchases, given that the reduction in IPI (federal VAT) terminated at the end of March. As a result, 1Q10 sales increased by 18% year-on-year to 788,000 licensed vehicles, while production totaled 827,000 units, up by 24% on the previous year, driven by increased domestic demand and the resumption of exports. On this point, it is worth noting that first-quarter exports showed more consistent signs of a recovery, mainly leveraged by sales to Argentina and other markets, totaling 159,000 units, 83% more than in 1Q09 and 4% higher than the previous quarter.

According to ANFAVEA (the vehicle manufacturers’ association), sales should increase by 8% in 2010, while LAFIS (a sector consulting firm) expects production to reach a record 3.4 million and 3.6 million units in 2010 and 2011 respectively.

Construction: The construction sector is expected to record substantial growth. Having emerged strengthened from the crisis, it is favored by a robust domestic market and expanded credit.

According to ABRAMAT (the building materials association) 1Q10 construction material sales climbed 15% year-on-year. IPI (federal VAT) exemption on these products will be maintained until December 2010.

According to the Ministry for the Cities, latent housing demand totals 5.8 million units, mostly concentrated among the D and E income levels.

According to the BNDES, the aim of the Minha Casa Minha Vida program is to build 1 million new homes by the end of 2010 and 2 million in all. The program is already benefiting the economy and mortgages have reached record numbers. In 1Q10, R$9.98 billion in mortgage loans were freed, 70% up year-on-year.

According to the CBIC (the building industry association), construction GDP should grow by 9% in 2010, higher than the 8.2% recorded in 2008.

Distribution: This year the distribution segment is experiencing a very different situation from the first three months of 2009. Sales volume in 1Q10 totaled 979,000 tonnes, 34% more than in the same period last year and 2% higher than in 1Q08, when demand was particularly strong. The recovery was fueled by healthy sales to the construction, auto and agricultural machinery industries, all of which recorded buoyant demand.

Inventories are below their historical average, totaling 815,400 tonnes, equivalent to 2.1 months of sales, below the historical average of 2.7 months, leading to restocking.

According to INDA (the steel distributors’ association), the healthy first-quarter results have raised 2010 sector growth expectations from 15% to 20%.

Home Appliances / OEM: The home appliance market recorded higher-than-expected growth in 1Q10, despite the elimination of the IPI reduction in January.

Demand remained heated, thanks to higher employment, earnings and credit, which have sustained the upturn in deliveries.

According to Eletros (the home appliance manufacturers’ association), the sector recorded year-on-year sales growth of 20% in 1Q10, and growth is expected to total 15% for the year as a whole.

International

USA: U.S. confidence indicators are beginning to show signs of a recovery. Between March and April, the Conference Board Index increased by 5.6 points to 57.9 points, its highest level since September 2008. This indicator reflects consumer confidence in relation to the current economic situation and job conditions.

Recent International Monetary Fund figures suggest that the economic stimulus packages have helped the U.S. recovery, although private demand and the job market are still reacting slowly. The financial market is getting back to normal and property sales are beginning to stabilize, but credit remains tight.

Unemployment is one of the country’s biggest problems and is expected to reach 9.5% in 2010, still high. Since the onset of the crisis, 7 million people have lost their jobs and 8.8 million are working in part-time jobs.

GDP growth is estimated at 2.7%, according to the IMF.

According to World Steel, U.S. steel production totaled 19 million tonnes in 1Q10, 62% up year-on-year and 10% more than in 4Q09, while according to the American Iron and Steel Institute, crude steel output occupied 71% of installed capacity in April, the highest level since October 2008. Apparent consumption grew by around 10% in 1Q10 over the previous three months.

Steel imports are also moving up. In March, they totaled 485,000 tonnes, 20% up on the month before and 120% more than in June 2009.

Steel prices have been increasing gradually since December 2009. Hot-rolled coils are currently selling for US$680/ton and are expected to exceed US$740/t in the coming months.

Europe: Although the International Monetary Fund expects Euro zone GDP to edge up by 1% in 2010, the crisis which hammered the region triggered a series of budget problems that have even put the integrity of the European economic model at risk. The IMF, together with the EU, is putting together a bail-out package, possibly totaling more than EUR100 billion, to stop Greece defaulting on its debt. The Greek public debt/GDP ratio is substantially higher than Euro zone standards.

There are fears of a domino effect on other economies in the bloc, including Spain, Portugal, Italy and Ireland, the first two of which, like Greece, had their sovereign debt downgraded by rating agencies.

European steel demand is beginning to recover, especially due to the restocking process.

Prices are also moving up, chiefly due to higher raw material prices, particularly iron ore, scrap and coal.

According to World Steel, EU steel production totaled 42 million tonnes in 1Q10, 37% up on the same period last year and 5% more than the previous quarter.

Asia: The recovery of most Asian countries was faster and more balanced than any other region in the world, mostly in China, which led the global economic recovery process in 2009. At the close of 2008, the tied monetary and fiscal policy was successful, boosting the domestic economy.

Recent data show that the Chinese economy and the industrial activity will maintain the expansion pace in 2010, primarily due to the strong growth in retail sales and the recovery in exports. Industrial production in 1Q10 increased by 19.6% on the same period in 2009.

The government started narrowing the economic policy by promoting interest rate increases in January and February (100 bp), in order to prevent from an exaggerated acceleration in economy.

Recently, the government took a series of measures to contain a supposed real estate bubble. Commercial and residential properties prices in the 70 largest Chinese cities increased by 10.7% in February over the same month last year and several government authorities have alerted for the very fast increase in prices.

The Chinese Banking Commission has warned financial institutions to pay more attention to financial risks and increase mortgage deposits. In the case of second homes, the minimum deposit is 40% of the total value of the property and interest rates must be in line with the risks.

The government is also considering expanding the floating band of the Yuan, which has been hovering around 6.83 to the dollar since July 2008, probably by around 0.5% .

GPD growth is estimated at 11% in 2010, repeating the same performance in 2011.

Chinese crude steel output reached a record 158 million tonnes in 1Q10, 8% more than the previous quarter and 24% up on 1Q09. The plants are gearing up for a seasonal upturn in consumption, due to the approach of summer. Installed steel plant capacity use is running at 90%.

Given the strong pressure on prices of main productive inputs, steel product prices start moving up and are expected to maintain the growing pace.

Iron Ore:

Chinese steel production has been growing at an average of 16% p.a. over the last ten years, while iron ore imports have been climbing at an average of 23% p.a. in the same period. In 1999, imported ore accounted for 27% of Chinese needs; by 2009, this figure had risen to 68%. The upturn was due to the low quality of local ore.

Strong Chinese demand, together with the resumption of steel output in other countries around the world, has pushed up demand substantially and supply has not been keeping pace.

At the end of 2009, Chinese ore inventories totaled around 70 million tonnes, equivalent to less than two months of consumption in China, which confirms the strong demand for iron ore.

The economic recovery in Europe and Asia (Japan, Korea and Taiwan) is directly reflected on steel production, and, as a consequence, on iron ore imports.

India is the world’s third biggest ore exporter, having exported around 110 million tonnes in 2009. Due to the country’s huge population and low urbanization ratio, the Indian government is attempting to rein in exports, so that this production can meet current and future local steel demand. In addition, it would be wise to keep a close eye on the country during the monsoon season, when iron ore exports normally suffer problems, which should impact ore supply.

Supply should remain limited in the coming years, due to delays in the delivery of several projects around the world. The economic crisis led the main mining companies to postpone their expansion plans for two or three years.

Iron ore spot market prices have been above US$190/t in recent weeks, versus US$120/t at the beginning of the year.

Given this context and the big gap between benchmark and spot prices, all the mining firms are introducing new sales policies involving, among other factors, a more flexible approach to iron ore pricing. This flexibility is being adopted in relation to several markets and clients worldwide, reflecting the market reality and the specific needs of clients.

Cement:

Domestic cement sales in the first quarter grew by 16% year-on-year, chiefly due to recovery of the construction sector and the tax breaks on building materials. Sales in the last 12 months totaled 53 million tonnes.

Exports amounted to 11,000 tonnes in 1Q10, less than 1% of total period sales and 22% less than in 1Q09.

Recently, the government decided to extend IPI (federal VAT) exemption on building materials to December 2010, which should fuel the demand for cement in the coming quarters.

Brazil consumed 50 million tonnes of cement in 2009 and consumption is expected to grow at an average of around 5% p.a. in the coming years.

Production

The Presidente Vargas Steelworks produced 1,178,000 tonnes of crude steel in 1Q10, 8% more than the 1,087,000 tonnes recorded in 1Q09, while rolled flat steel output almost doubled, jumping by 92%, from 627,000 tonnes in 1Q09, to 1,203,000 tonnes in 1Q10.

Production (in thousand t)	1Q09	4Q09	1Q10	Change
				1Q10 x 1Q09	1Q10 x 4Q09
Crude Steel (P Vargas Mill)	1,087	1,238	1,178	8%	-5%
Purchased Slabs from Third Parties	0	0	0	-	-
Total Crude Steel	1,087	1,238	1,178	8%	-5%

Rolled Products (UPV)	608	1,192	1,133	86%	-5%
Coils from Third Parties Consumption	19	0	70	-	-
Rolled Products (UPV)	627	1,192	1,203	92%	1%

Production Costs (Parent Company)

In 1Q10, steel production costs totaled R$1,278 million, 11%, or R$131 million, up on the R$1,147 million recorded in 4Q09, chiefly due to higher raw material costs.

Raw materials: increase of R$132 million, primarily related to the following inputs:

- Coal: increase of R$43 million, due to the higher acquisition cost and the devaluation of the Real;
- Coke: upturn of R$14 million, essentially due to increased consumption and the higher acquisition cost;
- Third-party coils: growth of R$78 million, due to more use of third-party hot-rolled coils;
- Other raw materials: reduction of R$3 million.

Labor: a slight reduction of R$2 million.

General costs: decline of R$10 million, basically in third-party services.

Depreciation: increase of R$11 million, due to new asset acquisitions.

Sales

Total Sales Volume

Flat steel sales volume totaled 1.3 million tonnes in 1Q10, virtually twice the volume sold in the same period of 2009. In comparison with 4Q09, sales volume grew by 5%, indicating a vigorous and consistent recovery of the steel market.

Domestic Market

First-quarter domestic flat steel sales reached 1.1 million tonnes, virtually 100% up on the volume sold in 1Q09 thanks to the significant domestic demand for steel products. In comparison with the previous quarter, sales volume moved up by 9%, the latest in a series of quarter-over-quarter improvements, also due to higher demand, especially from the construction, white goods/OEM and auto industries. Also, an improvement in the sales mix could be felt, mostly for galvanized products, which grew by 11% when compared to 4Q09.

Exports

First-quarter exports totaled 167,000 tonnes, 101% up year-on-year, basically due to the international market shrinkage in 1Q09.

In relation to 4Q09, shipped volume fell by 15%, pulled down by the prioritization of the domestic market, which posted an important demand for steel products in 1Q10.

Prices

On the domestic market, net revenue per tonne averaged R$ 2,026 in 1Q10, remaining flat when compared to 4Q09. Net export revenue per tonne of R$ 1,576 in 1Q10, grew by 13% over the quarter before, chiefly due to prices upturn in international markets and the sales mix in the quarter.

Mining

• PRODUCTION

Own production of finished iron ore products1 totaled 6.3 million tonnes in 1Q10, 5.1 million of which from Casa de Pedra, and 1.2 million from Namisa.

Namisa’s1 purchases from third parties amounted to 2.3 million tonnes, 1.0 million of which unfinished products acquired from CSN.

• SALES

Total sales of finished iron ore products1 by CSN and Namisa, excluding own consumption, came to 5.6 million tonnes in 1Q10. Total iron ore exports by CSN and Namisa1 totaled 5.1 million tonnes, while domestic sales stood at 0.5 million tonnes.

Out of this total, Namisa sold 3.6 million tonnes, all of which for export.

The Presidente Vargas Steelworks absorbed 1.6 million tonnes.

• INVENTORIES

Finished iron ore product inventories closed 1Q10 at 7.9 million tonnes.

Cement

In mid-2009, CSN began producing cement in its new plant in Volta Redonda, adjacent to the Presidente Vargas Steelworks, adding value to the slag generated during crude steel production.

In 1Q10, CSN sold 227,000 tonnes of cement, 18% more than the previous quarter, and net revenue stood at R$36 million.

Net Revenue

Net revenue totaled R$3.2 billion, 4% up on 4Q09, primarily due to the increase in sales volume, especially on the domestic market.

In relation to 1Q09, net revenue rose by 30% thanks to sales volume, climbing by 96%.

_____________________________
1 Production volume, purchases and sales include 100% of Namisa.

Selling, General and Administrative Expenses

SG&A expenses totaled R$305 million in 1Q10, R$77 million higher than in 1Q09, primarily due to the upturn in sales efforts and additional provisions for doubtful accounts.

In comparison with the previous three months, these expenses remained flat, the R$23 million upturn in selling expenses being mostly offset by the reduction in G&A expenses.

Other Revenue and Expenses

In 1Q10, CSN recorded a negative R$96 million in the “Other Revenue and Expenses” line, versus an also negative R$25 million in 1Q09. The R$71 million negative variation was due to the R$72 million positive impact in 1Q09 from the reversal of CPFM (tax on financial transactions) provisions.

In relation to positive “Other Revenue and Expenses” of R$185 million in 4Q09, the Company recorded a negative variation of R$281 million, chiefly due to the R$507 million positive REFIS impact in 4Q09 partially offset by R$318 million in non-recurring adjustments with no cash impact.

EBITDA

The 1Q10 EBITDA margin stood at 41%, 2 p.p. up on the previous quarter, highlighting the return of CSN’s operating margins to their historical levels of more than 40%.

The 1Q10 EBITDA margin was also 13 p.p. higher than in 1Q09, which was characterized by exceptionally weak demand.

The 1Q10 EBITDA total ed R$1.3 billion, 8% up on 4Q09 and a solid 91% up year-on-year.

Financial Result and Net Debt

The 1Q10 net financial result was negative by R$478 million, chiefly due to the following factors:
• Provisions for interest on loans and financing totaling R$355 million;
• The constitution of charges on tax debits included in the REFIS program, amounting to R$34 million;
• The monetary restatement of tax provisions amounting to R$43 million;
• Negative monetary and foreign exchange variations of R$73 million, including the result of derivative operations;
• Other financial expenses of R$67 million.

These negative effects were partially offset by returns on financial investments totaling R$94 million.

On March 31, 2010, the consolidated net debt totaled R$6.6 billion, R$0.3 billion more than the R$6.3 billion recorded on December 30, 2009, essentially due to the following factors:
• EBITDA of R$1.3 billion;
• Investments of R$0.4 billion;
• R$0.4 billion effect related to the cost of debt booked in the income statement;
• Working Capital effect on cash flow of R$0.4 billion;
• R$0.2 billion in collaterals;
• Other effects that increased net debt in R$0.2 billion.

The net debt/EBITDA ratio stood at 1.56x, based on LTM EBITDA of R$4.2 billion, 0.18x less than the 1.74x recorded at the close of 2009, impacted by the growth of LTM EBITDA.

Income Taxes

Income tax and social contribution totaled R$29 million in 1Q10, as a result of lower taxable income in the period.

Net Income

CSN posted 1Q10 net income of R$482 million, 35%, or R$263 million, less than in 4Q09, chiefly due to the following factors:
• An R$86 million increase in gross profit, due to higher steel product sales volume;
• A R$282 million reduction in operating revenue/expenses;
• A R$177 million in the financial result;
• A R$110 million reduction in income tax and social contribution.

In relation to 1Q09, 1Q10 net income (R$482 million) climbed by R$113 million, or 31%, due to the following:
• A R$643 million increase in gross profit, due to the strong recovery in steel product sales volume, which virtually doubled in the period;
• A R$149 million reduction in net operating revenue/expenses;
• A R$438 million reduction in the financial result;
• A R$57 million reduction in Income Tax and Social Contribution.

Capex

CSN invested R$433 million in 1Q10, R$219 million of which went to the parent company, mostly in the following projects:
• Maintenance and repairs: R$140 million;
• Expansion of the Casa de Pedra mine: R$46 million;
• Technological improvements: R$21 million.

Investments in the subsidiaries accounted for the remaining R$214 million, distributed as follows:
• Transnordestina Logística: R$87 million;
• CSN Cimentos: R$70 million;
• CSN Aços Longos: R$30 million;
• MRS Logística: R$13 million.

Working Capital

Working capital closed March 2010 at R$1.7 billion, 16% up on the end-of-2009 figure, mainly due to: (i) the R$326 million upturn in assets, fueled by the R$449 million increase in “Inventories”, including advances to suppliers, due to the higher replacement costs, partially offset by the reduction of R$87 million and R$ 36 million in “Receivable Accounts” and “Advances to Tax”, respectively; and (ii) the R$96 million increase in liabilities, essentially due to the R$56 million upturn in “Taxes Payable”, combined to an increase of R$46 million in “Suppliers”.

The average supplier payment period widened from 25 days, in December 2009, to 28 days in March 2010, while the average receivables period narrowed from 27 to 25 days in the same period, reflecting the improved market conditions.

The inventory turnover period averaged 97 days, 13 days up on December 2009 due to the impact on input acquisition.

WORKING CAPITAL (R$MM)	4Q09	1Q10	Change 1Q10 x 4Q09
Assets	3,118	3,444	326

Accounts Receivable	1,186	1,099	(87)
- Domestic Market	1,191	1,197	6
- Export Market	362	292	(70)
- Allowance for Debtful	(347)	(387)	(40)
- Credits from clients	(20)	(3)	17
Inventory (*)	1,877	2,326	449
Advances to Taxes	55	19	(36)

Liabilities	1,643	1,739	96

Suppliers	504	550	46
Salaries and Social Contribution	134	133	(1)
Taxes Payable	919	975	56
Advances from Clients	86	81	(5)

Working Capital	1,475	1,705	230

TURN OVER RATIO Average Periods	4Q09	1Q10	Change 1Q10 x 4Q09
Receivables	27	25	(2)
Supplier Payment	25	28	3
Inventory Turnover	84	97	13

* Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Capital Markets

Share Performance

In 1Q10, CSN’s shares appreciated by 27% on the São Paulo Stock Exchange, the second highest increase among the shares composing the IBOVESPA, which appreciated by 3% in the period. On the NYSE, the appreciation of 25% of CSN’s ADRs was impressive as well, mostly when compared to the 4% increase of the Dow Jones.

CSN’s daily traded volume on the BM&FBOVESPA increased from R$ 121 million in 4Q09 to approximately R$ 143 million in 1Q10. On the NYSE, daily traded volume remained stable, at around US$110 million.

Share split

On March 25, 2010, an Extraordinary Shareholders’ Meeting approved a 1:2 share split, whereby each existing share would henceforth be represented by two new shares. The Company’s ADRs, traded on the NYSE, were subjected to a split in the same proportion.

Both the shares and the ADRs arising from the split are of the same type and have the same rights as existing shares and ADRs.

The Annual Shareholders’ Meeting held on April 30, 2010 ratified the payment of R$ 320 million as interest on equity, paid in two installments. The first payment of R$ 250 million was settled as of December 29, 2009 and the second, at the amount of R$70 million, settled as of April 30, 2010. The Annual Shareholders’ Meeting also approved the payment of dividends at the amount of R$ 1,500 million as of June 25, 2010, not subject to monetary instatement.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

	1Q09*	4Q09*	1Q10
N# of shares	1,510,359,220	1,510,359,220	1,510,359,220

Market Capitalization
Closing price (R$/share)	17.20	28.00	35.67
Closing price (US$/share)	7.42	15.97	19.97
Market Capitalization (R$ million)	25,077	40,823	52,006
Market Capitalization (US$ million)	10,818	23,276	29,108

Total return including dividends and interest on equity
CSNA3 (%)	26%	4%	27%
SID (%)	23%	5%	25%
Ibovespa	9%	11%	3%
Dow Jones	-13%	7%	4%

Volume
Average daily (thousand shares)	5,967	4,145	4,739
Average daily (R$ Thousand)	103,340	121,548	143,703
Average daily (thousand ADRs)	9,217	6,417	6,577
Average daily (US$ Thousand)	69,180	109,530	110,526

Source: Economática
* Figures were retroactively adjusted to reflect the share split occurred on March 25, 2010.

Webcast – 1Q10 Earnings Presentation

CSN is pleased to invite you to attend its 1Q10 Earnings Conference Call and Webcast, as follows

Conference Call in English Friday - May 7, 2010 11:00 a.m. – US EDT 12:00 p.m. – Brasília time Phone: +1 (973) 935-8893 Conference ID: 70599075 Webcast: www.csn.com.br/ir	Conference Call in Portuguese Friday - May 7, 2010 9:00 a.m. – US EDT 10:00 a.m. – Brasília time Phone: +55 (11) 4003-9004 followed by *0 Conference ID: CSN Webcast: www.csn.com.br/ir

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and consolidated gross revenue of R$14.0 billion in 2009, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s EBITDA represents net income (loss) before the financial result, income tax and social contribution, depreciation and amortization, and other revenues and expenses. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and permitting comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

INCOME STATEMENT

CONSOLIDATED - Corporate Law - In Thousand of R$

	1Q09	4Q09	1Q10
Gross Revenue	3,192,388	3,858,763	4,006,238
Gross Revenue deductions	(748,405)	(801,853)	(821,605)
Net Revenues	2,443,983	3,056,910	3,184,633
Domestic Market	1,633,979	2,415,508	2,547,789
Export Market	810,003	641,402	636,844
Cost of Good Sold (COGS)	(1,689,913)	(1,745,974)	(1,787,537)
COGS, excluding depreciation	(1,533,431)	(1,552,544)	(1,577,481)
Depreciation allocated to COGS	(156,482)	(193,430)	(210,056)
Gross Profit	754,070	1,310,936	1,397,096
Gross Margin (%)	30.9%	42.9%	43.9%
Selling Expenses	(126,276)	(177,612)	(200,281)
General and andminstrative expenses	(101,683)	(123,151)	(104,703)
Depreciation allocated to SG&A	(8,449)	(13,112)	(9,348)
Other operation income (expense), net	(24,735)	185,034	(96,405)
Operating income before financial equity interests	492,927	1,182,096	986,359
Net Financial Result	(39,204)	(301,179)	(477,907)
Financial Expenses	(465,028)	(1,096,465)	(532,172)
Financial Income	374,238	625,200	127,699
Net monetary and forgain exchange variations	51,586	170,086	(73,434)
Equity interest in subsidiary	12
Income Before Income and Social Contribution Taxes	453,735	880,917	508,452
(Provision)/Credit for Income Tax	(86,361)	151,271	(23,915)
(Provision)/Credit for Social Contribution	(28,292)	57,936	(13,720)
Deferred Income Tax	21,859	(261,215)	6,359
Deferred Social Contribution	7,884	(87,231)	2,728
Non-Controlling Shareholders Interest		3,753	1,668

Net Income (Loss)	368,825	745,431	481,572

EBITDA	682,593	1,203,604	1,304,478
EBITDA Margin (%)	27.9%	39.4%	41.0%

INCOME STATEMENT

PARENT COMPANY - Corporate Law - In Thousand of R$

	1Q09	4Q09	1Q10
Gross Revenues	2,282,260	3,037,958	3,282,699
Gross Revenues deductions	(476,242)	(642,729)	(733,357)
Net Revenues	1,806,018	2,395,229	2,549,342
Domestic Market	1,356,615	2,163,564	2,345,428
Export Market	449,403	231,666	203,914
Cost of Good Sold (COGS)	(1,345,095)	(1,363,591)	(1,420,716)
COGS, excluding depreciation	(1,232,651)	(1,221,368)	(1,260,057)
Depreciation allocated to COGS	(112,444)	(142,223)	(160,659)
Gross Profit	460,923	1,031,638	1,128,626
Gross Margin (%)	25.5%	43.2%	44.3%
Selling Expenses	(95,307)	(132,493)	(170,477)
General and andminstrative expenses	(68,949)	(82,737)	(69,302)
Depreciation allocated to SG&A	(2,955)	(3,137)	(3,551)
Other operation income (expense), net	(10,356)	170,943	(121,368)
Operating income before financial equity interests	283,356	984,214	763,928
Net Financial Result	(385,793)	(618,706)	(558,824)
Financial Expenses	(565,975)	(1,506,930)	(594,396)
Financial Income	217,841	963,131	227,880
Net monetary and forgain exchange variations	(37,659)	(74,907)	(192,308)
Equity interest in subsidiary	304,583	(868,889)	214,953
Income Before Income and Social Contribution Taxes	202,146	(503,381)	420,057
(Provision)/Credit for Income Tax	(28,740)	194,615	(2,766)
(Provision)/Credit for Social Contribution	(10,457)	75,355	(7,033)
Deferred Income Tax	45,678	132,514	38,254
Deferred Social Contribution	16,031	58,699	14,454

Net Income (Loss)	224,658	(42,198)	462,966

EBITDA	409,111	958,631	1,049,506
EBITDA Margin (%)	22.7%	40.0%	41.2%

     BALANCE SHEET Corporate Law - thousands of R$

	Consolidated		Parent Company
	3/31/2010	12/31/2009	3/31/2010	12/31/2009
Current Assets	15,257,199	13,568,594	7,133,218	7,753,387
Cash and Cash Equivalents	9,148,907	8,086,742	1,681,646	2,872,919
Trade Accounts Receivable	1,098,885	1,186,315	1,617,863	1,420,435
Inventory	3,023,241	2,588,946	2,303,834	1,955,541
Deffered Income Tax and Social Contribution	870,656	749,272	664,433	522,391
Guarantee margin of financial instruments	155,686
Others	959,824	957,319	865,442	982,101
Non-Current Assets	15,898,500	15,598,630	27,032,793	24,701,023
Long-Term Assets	3,547,541	3,640,162	3,119,757	3,136,275
Investments	463,920	321,889	16,073,352	14,029,455
PP&E	11,384,015	11,145,530	7,724,853	7,418,185
Intangible	471,636	457,580	87,650	88,594
Deferred	31,388	33,469	27,181	28,514

TOTAL ASSETS	31,155,699	29,167,224	34,166,011	32,454,410

Current Liabilities	5,170,031	5,128,196	5,330,886	5,108,658
Loans, Financing and Debentures	1,074,829	1,191,066	1,652,759	1,701,056
Suppliers	549,910	504,223	323,116	337,444
Taxes and Contributions	1,097,732	1,053,184	932,136	726,857
Dividends Payable	1,651,110	1,562,085	1,650,908	1,561,713
Other	796,450	817,638	771,967	781,588
Non-Current Liabilities	19,802,587	18,445,535	22,784,954	21,781,119
Long-term Liabilities	19,802,587	18,445,535	22,784,954	21,781,119
Loans, Financing and Debentures	14,684,471	13,172,410	12,796,857	11,732,108
Provisions for contingencies, net judicial
deposits	668,851	1,568,966	636,759	1,495,091
Deffered Income Tax and Social Contribution	35,406	28,325
Accounts Payable with Subsidiaries	3,011,178	2,980,772	8,104,477	8,016,557
Other	1,402,681	695,062	1,246,861	537,363
Non-Controlling Shareholders Interest	168,450	83,060	-
Shareholders' Equity	6,014,631	5,510,433	6,050,171	5,564,633
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	5,421,989	5,403,329	5,457,529	5,457,529
Treasury Stock	(1,191,559)	(1,191,559)	(1,191,559)	(1,191,559)
Equity Adjustments	(270,538)	(382,314)	(270,538)	(382,314)
Retained Earnings	373,762		373,762

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	31,155,699	29,167,224	34,166,011	32,454,410

CASH FLOW STATEMENT

CONSOLIDATED - Corporate Law - thounsands of R$

	1Q09	4Q09	1Q10
Cash Flow from Operating Activities	(9,733)	400,377	448,261
Net Income for the period	368,825	745,434	481,572
Net exchange and monetary variations	(138,897)	(692,308)	214,025
Provision for financial expenses	292,272	347,734	351,320
Depreciation, exhaustion and amortization	164,932	255,135	219,405
Provisions for Swap/Forward	(197,713)	73,522	(143,040)
Deferred income taxes and social contributions	(29,743)	348,448	(9,087)
Non-Controlling Shareholders Interest		(3,753)	(1,668)
Provisions	60,322	330,846	59,559
Working Capital	(529,731)	(1,004,681)	(723,825)
Accounts Receivable	(159,722)	16,207	48,583
Inventory	(60,049)	145,332	(431,918)
Suppliers	(133,342)	(121,516)	41,850
Taxes	73,479	(267,706)	47,038
Interest Expenses	(225,226)	(769,865)	(360,457)
Others	(24,871)	42,782	(68,921)
Cash Flow from Investment Activities	(219,130)	(925,925)	(696,290)
Swap Received	169,382	7,806	(22,737)
Investments in trading securities		-	(188,491)
Investments / Future Advance for Capital Increase		(283,873)	(34,198)
Fixed Assets/Deferred/Judicial Deposits	(388,512)	(649,858)	(450,864)
Cash Flow from Financing Activities	235,089	(235,247)	1,269,090
Issuances	501,954	1,123,779	1,651,374
Amortizations	(266,863)	(1,099,537)	(382,284)
Dividends/Equity Interest	(2)	(259,489)
Foreign Exchange Variation on Cash and Cash Equivalents	(73,616)	(110,923)	41,104

Free Cash Flow	(67,390)	(871,718)	1,062,165

SALES VOLUME

CONSOLIDATED - Thousand tonnes

	1Q09	4Q09	1Q10
DOMESTIC MARKET	560	1,004	1,095
Slabs	1	19	30
Hot Rolled	176	390	441
Cold Rolled	112	197	195
Galvanized	152	264	294
Tin Plate	118	135	134
EXPORT MARKET	83	196	167
Slabs	-	0	-
Hot Rolled	(0)	38	0
Cold Rolled	0	3	1
Galvanized	56	118	127
Tin Plate	27	37	38
TOTAL MARKET	643	1,200	1,262
Slabs	1	19	30
Hot Rolled	176	428	442
Cold Rolled	112	200	197
Galvanized	208	382	421
Tin Plate	145	171	172

SALES VOLUME

PARENT COMPANY - Thousand tonnes

	1Q09	4Q09	1Q10
DOMESTIC MARKET	554	1,034	1,106
Slabs	1	19	30
Hot Rolled	176	395	449
Cold Rolled	154	276	221
Galvanized	104	207	269
Tin Plate	119	137	137
EXPORT MARKET	100	109	44
Slabs	-	1	-
Hot Rolled	26	42	0
Cold Rolled	46	21	-
Galvanized	1	9	5
Tin Plate	27	36	39
TOTAL MARKET	654	1,143	1,150
Slabs	1	21	30
Hot Rolled	202	437	449
Cold Rolled	199	296	221
Galvanized	105	216	274
Tin Plate	146	173	176

NET REVENUE PER UNIT
CONSOLIDATED - In R$ / t

	1Q09	4Q09	1Q10
DOMESTIC MARKET	2,403	2,030	2,026
EXPORT MARKET	2,160	1,398	1,576
TOTAL MARKET	2,372	1,927	1,966
Slabs	1,005	736	773
Hot Rolled	1,905	1,624	1,656
Cold Rolled	2,008	1,817	1,906
Galvanized	2,410	2,069	2,119
Tin Plate	3,176	2,632	2,667

NET REVENUE PER UNIT
PARENT COMPANY - In R$ / t

	1Q09	4Q09	1Q10
DOMESTIC MARKET	2,175	1,870	1,935
EXPORT MARKET	1,751	1,212	1,758
TOTAL MARKET	2,110	1,807	1,928
Slabs	1,005	740	773
Hot Rolled	1,790	1,531	1,634
Cold Rolled	1,678	1,652	1,818
Galvanized	2,543	2,247	2,337
Tin Plate	2,845	2,351	2,380

US DOLAR EXCHANGE RATE
in R$ / US$

	1Q09	2Q09	3Q09	4Q09	1Q10
End of Period	2.315	1.952	1.778	1.741	1.781
Change (%)	-0.9%	-15.7%	-8.9%	-2.1%	2.3%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.